February 11, 2020

Marc N. Teal
Chief Financial Officer
Boston Capital Tax Credit Fund III LP
One Boston Place, Suite 2100
Boston, MA 02108

       Re: Boston Capital Tax Credit Fund III LP
           Form 10-K for the year ended March 31, 2019
           Filed June 20, 2019
           File No. 000-21718

Dear Mr. Teal:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction